John Fawcett Executive Vice President & Chief Financial Officer

July 17, 2018

Michael Volley

Staff Accountant

Division of Corporation Finance

Mail Stop 4720

United States Securities and Exchange Commission

100 F. Street, N.W.

Washington, DC 20549

Re:	CIT Group Inc.
Form 10-K for the period ended December 31, 2017
Filed February 23, 2018
File No. 001-31369

Dear Mr. Volley:

This letter is submitted on behalf of CIT Group Inc. (“CIT” or the “Company”) in response to your comment letter dated July 5, 2018, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”).

For ease of reference, we have repeated the Staff’s comment below, followed by the response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 51

1.	We note disclosure that your 2017 income tax benefit from continuing operations was $67.8 million, which was largely attributed to a $177.4 million deferred income tax benefit as a result of an equity investment in a wholly-owned subsidiary. Please address the following:

•	Tell us the facts and circumstances related to the recognition and measurement of the deferred tax asset ($234.2 million) and valuation allowance ($56.8 million) attributable to this transaction, including specific accounting guidance supporting your treatment.

CIT Group Inc. 11 West 42ND Street New York, NY 10036	Tel: 212-771-9444 John.Fawcett@cit.com

Company Response

Recognition and Measurement of the Deferred Tax Asset1

Over the last several years, CIT has undergone significant operational and structural changes in pursuit of becoming a leading U.S. regional bank. This process has included disposing of non-strategic businesses and simplifying the Company’s legal entity structure. In 2017, CIT sold its global commercial air business (“CA Business”) to a non-related party. In conjunction with the sale of CIT’s CA Business, which involved the direct sale of assets and legal entities, several legal restructurings of its non-U.S. entities were completed. This coincided with CIT’s plan to simplify its overall legal entity structure.

In 2017, CIT management approved a restructuring plan which included the liquidation of Emerald Funding (Netherlands) C.V. (“CV1”), an indirectly wholly-owned foreign subsidiary of CIT. CV1 and its non-U.S. subsidiaries incurred significant operating losses from CIT’s historical international vendor finance business, which reduced the book basis with no change in U.S. tax basis in the CV1 investment.

A company may not generally recognize a deferred tax asset (“DTA”) where outside tax basis exceeds outside book basis in an investment in a subsidiary or corporate joint venture that is essentially permanent in duration. However, under ASC 740-30-25-9, a DTA may be recorded “if it is apparent that the temporary difference will reverse in the foreseeable future.” That is, the reversal of the excess outside tax basis is reasonably assured and not indefinitely deferred. As noted above, the U.S. GAAP guidance provides that a DTA and related deferred tax benefit can only be recognized when management has the intent and ability to execute on a plan to recognize the tax benefit within the foreseeable future. Absent the 2017 restructuring, the Company did not have the intent or the ability to recognize the DTA.

CV1 was dissolved in December of 2017 in a taxable liquidation resulting in the recognition of a U.S. tax capital loss (“Capital Loss”) of $610.5 million ($234.2 million tax effected) that could be utilized to offset current-year (i.e., 2017) and forecasted U.S. tax capital gains (“Capital Gains”) of $462.4 million (tax effected $177.4 million). A significant portion of Capital Gains were related to the 2017 sale of the CA Business.

The Capital Loss was available to offset the Capital Gains. Accordingly, CIT recognized an income tax benefit of $177.4 million on $462.4 million of the $610.5 million Capital Loss. The portion of the Capital Loss offsetting Capital Gains resulted in a reduction to CIT’s U.S. taxable income and a corresponding retention of CIT’s U.S. net operating loss carryforward and related DTA. The remaining $148.1 million (tax effected $56.8 million) of the unused Capital Loss resulted in the recognition of a DTA offset by a full valuation allowance (“VA”).

Assessment of Valuation Allowance

In assessing the need for a VA, ASC 740-10-30-23 states that “an entity shall use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified.”

[1]

Please note that, because the events discussed in this response letter occurred prior to the enactment of the Tax Cuts and Jobs Act (or “U.S. Tax Reform Legislation”) on December 22, 2017, the tax effected amounts presented herein are based on a federal tax rate of 35% unless otherwise noted.

In general, CIT does not have specific plans or the requisite data to forecast future gains or losses on its capital assets in the normal course of business. However, the Company does consider expected Capital Gains on significant transactions that are not in the normal course of business. Accordingly, Management concluded, based on the weight of all the available positive and negative evidence, that it is more likely than not that the benefit from the excess Capital Loss of $148.1 million will not be realized within the statutory five-year carryforward period. In recognition of this risk, CIT provided a VA of $56.8 million on the DTA relating to the projected unused Capital Loss carryforward.

If our assumptions change and we determine we will be able to realize these Capital Loss carryforwards, the tax benefits relating to any reversal of the VA on the DTA as of December 31, 2017, will be recognized as an income tax benefit.

Income Taxes, page 51

•	Revise Management’s Discussion and Analysis of Financial Condition and Results of Operations and the notes to your financial statements in future filings to provide additional details regarding this transaction. Please refer to Item 303 of Regulations S-K and ASC 740-10-50-14.

Company Response

The Company appreciates the Staff’s comment and will amend our future filings, beginning with our Form 10-Q for the quarter ended June 30, 2018, to include a disclosure, in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and in the Income Tax footnote, related to the disclosure of the 2017 income tax benefit from continuing operations of $67.8 million, which was largely attributed to a $177.4 million deferred income tax benefit. A draft of our planned disclosure is as follows:

In 2017, the Company reported a net $177.4 million U.S. income tax benefit comprised of a gross $234.2 million tax benefit on a capital loss of $610.5 million realized on the liquidation of a wholly-owned foreign subsidiary partially offset by a $56.8 million charge to establish a valuation allowance against the unused portion of the capital loss. As a result of the change in the U.S. Federal income tax rate from 35 percent to 21 percent beginning in 2018, the valuation allowance against the capital loss carryforwards was revalued to $39.6 million as of December 31, 2017. As of the second quarter of 2018, the Company maintained a U.S. Federal and state valuation allowance of $[●] million2 against certain capital loss carryforwards, down from $39.6 million as of December 31, 2017. The reduction was attributable to changes in expected capital gains and additional net capital gains recognized year to date in the normal course of business. The Company will recognize the income tax benefit on the remaining portion of the deferred tax asset subject to the valuation allowance to the extent of additional capital gains.

[2]

This valuation allowance will be quantified and included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the Income Tax Footnote of the 10-Q for the quarter-ended June 30, 2018.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call Edward Sperling, Executive Vice President & Controller, at 973-740-5329, or the undersigned at 212-771-9444.

Sincerely,

/s/ John Fawcett

John Fawcett

Executive Vice President &

Chief Financial Officer

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